Exhibit 99.7

Arrow XL Selects NICE CXone Leveraging the Platform’s Complete Digital Portfolio
and AI-Powered CX

The delivery specialist has seen a boost in efficiency and found immediate cost savings from deploying NICE CXone

Hoboken, N.J., September 12, 2024 – NICE (Nasdaq: NICE) today announced that Arrow XL, the UK’s largest two-person home delivery and warehousing specialist, has selected NICE CXone to spearhead its digital transformation, leveraging NICE’s portfolio of next-generation CX AI technologies. The move to CXone from the incumbent solution will better support Arrow XL’s ongoing growth by scaling with speed and unifying communications with CXone’s centralized platform for thousands of weekly deliveries.

Seeking an analyst top-rated vendor, Arrow XL selected NICE after an intensive RFP process. With thousands of incoming calls per week, it was essential to find a solution that enabled a truly omnichannel approach and would open the door to increased automation. By using CXone to automate manual and repetitive tasks, the company is already seeing a return-on-investment, only a few months after deploying NICE’s CX AI technology with efficiency improvements and cost savings. Currently implementing Enlighten AutoSummary to reduce manual notetaking during after-call work completed by agents, adopting cloud-based CX services will position Arrow XL to stay ahead of the market with the latest cutting-edge technologies.

“Following an intensive process, we have chosen SugarCRM and NICE to embark on our digital transformation,” said Rachel Hopkins, Chief Information Officer, Arrow XL. “Both companies were extremely responsive throughout the process and met all our requirements. In addressing all our objectives and by improving the customer experience, we have achieved significant savings, which we can invest in future improvements. Our CRM and communications are simpler, more agile, and more convenient.”

Darren Rushworth, President, NICE International, said, “CXone is a complete CX AI platform and the only one that delivers results at scale that will enable Arrow XL to be at the forefront of providing exceptional experience. NICE’s industry-leading technology enables companies to make quick improvements in cost savings and efficiency. NICE is thrilled to assist Arrow XL’s journey towards automation and a true omnichannel approach.”

About Arrow XL
With over 40 years of experience, we have completed millions of deliveries on behalf of some of the UK's leading retailers, e-tailers, and manufacturers. We cultivate a two-way partnership from day one and develop solutions that meet the ever-changing needs of the retail industry.  As the largest two-person home delivery specialist in the UK, we deliver over two million customer orders on average each year and growing. We are committed to innovation and continuous improvement - with investments in technology, new services, and training. www.arrowxl.co.uk

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.